Exhibit 99.16

Global Mineral Resource Services #603 – 131 East Third Street North Vancouver Canada V7L 0E3 — T 1 778 882 3761 E greg.mosher@gmrs.rocks W gmrs.rocks

Technical Report

Yarumalito Gold-Copper Property

GoldMining Inc.

Departments of Antioquia and Caldas, Republic of Colombia

In accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” of the Canadian Securities Administrators

Qualified Persons:

Greg Z Mosher, P.Geo. M.Sc. Applied

GMRS Project 02-11-2019

Effective date April 01, 2020

Serving the mining industry

Yarumalito Gold-Copper Property
GoldMining Inc.

1	Summary

Global Mineral Resource Services (GMRS) has been retained by GoldMining Inc. (GMI or the Company) to prepare a mineral resource estimate for the Yarumalito Gold-Copper Property (Property) and documented that estimate in a Technical Report (Report) prepared in accordance with National Instrument 43-101 (NI 43-101) and Form 43-101F1.

The Property is located in the Departments of Antioquia and Caldas, Republic of Colombia, is centred at 75.63° West Longitude and 5.58° North Latitude and consists of one unified concession contract (T-380005) with an aggregate area of 1,453.1 hectares. In addition, the Property includes approximately 9.96 hectares of real estate and 0.36 hectares of possession-occupation rights that partially cover the area of diamond drilling and mineral resource documented in this technical report.

GMI owns 100% of the Property through a wholly-owned Colombian subsidiary (GoldMining Exploraciones S.A.S.), subject to a 1% net smelter return royalty (NSR) to Newrange Gold Corp. (Newrange) that can be purchased for CAD$1,000,000 at any time before the completion of a feasibility study on the Project.

The Property is located 120 kilometers south of the city of Medellin, a major city in north-western Colombia with a population of approximately four million. The towns of Valparaiso, Marmato, and Caramanta that are located within a few kilometres of the Property, have a cumulative population of approximately ten thousand.

This part of Colombia has a tropical monsoon climate and average annual rainfall is approximately 2.6 meters. The driest period is from December until February. Temperature ranges between 15 and 30 degrees Celsius, and mineral exploration and production can be carried out throughout the year.

The Property is situated in an area of moderate to steep terrain, with deeply incised gullies along minor streams. Elevations within the Property range between approximately 1,600 and 2,200 meters above sea level. Where undeveloped, slopes are covered in grass interspersed with scattered stands of deciduous trees and brush, with denser stands of vegetation occurring in the drainages. However, much of the land is used for agricultural purposes, principally growing coffee and grazing cattle. The area is populated but of low density as most residents are engaged in farming.

Vein-type gold was discovered on the Property in 1988 and small-scale underground mining and processing was carried out until 2002 with reported production of approximately 15,000 ounces of gold. Various exploration companies, most notably Colombia Minerals Corp. ((CMC) now Newrange) explored the Property between 1995 and 2014. CMC carried out surface and underground lithogeochemical sampling, soil sampling, geological mapping, airborne geophysics (magnetic and radiometric) and approximately 18,500 meters of core drilling in 55 holes. No work has been conducted on the Property since 2013, and GoldMining Inc has conducted no exploration or drilling on the Property.

The northern Andes of Colombia comprise three north- to northeast-trending mountain chains; the Eastern, Central and Western Cordillera, that are separated by two intermontane valleys, the Magdalena and the Cauca River Basins, that represent tectonic boundaries. The Colombian Andes have a complex history of volcanism, subduction, accretion and faulting, represented by the juxtaposition of metamorphic, igneous and sedimentary rocks of various ages from the Precambrian to the present.

The Western Cordillera and part of the Central cordillera consist of allochthonous, accreted, oceanic mafic terranes. The contact between the Central and Western Cordillera is a regional fault system, called the Romeral Fault, in which the para-autochthonous continental rocks are tectonically mixed with rocks of Cretaceous oceanic origin. The Romeral Fault system has been modified by various post-Romeral tectonic events. Following accretion, the Romeral terrane and méange was unconformably overlain in the Late Oligocene – Early Miocene by autochthonous sedimentary sequences of the Amaga Formation, comprised of basal conglomerate, quartz sandstone, siltstone and coal. In the Middle - Late Miocene both the Romeral mélange and the Amaga Formation were overlain by mafic and intermediate volcanic flows and pyroclastic rocks of the Combia Formation. The Combia Formation was associated with at least one middle to late Miocene-age volcanic arc that was emplaced into the Romeral terrane basement during this time period.

Syntectonic emplacement of hypabyssal stocks, dykes and sills of monzonite, granodiorite and diorite composition were associated with arc formation. These intrusive rocks cut all of the above-mentioned stratigraphic units. Potassium-Argon (K-Ar) dating of whole rock samples for the intrusive rocks returned ages of 6 to 8 million years (Ma).

Yarumalito Gold-Copper Property
GoldMining Inc.

Two styles of mineralization are present within the Property and include: disseminated gold-copper porphyry mineralization, and structurally-controlled precious metal-rich epithermal mineralization. Porphyry mineralization is best developed in potassic-altered diorite with disseminated and fracture-controlled pyrite, chalcopyrite and magnetite.

Epithermal mineralization occurs as structurally controlled veins of pyrite, galena, sphalerite, chalcopyrite, quartz, and carbonate. The epithermal veins have envelopes of argillic alteration that diminishes away from them. Epithermal mineralization appears to be younger and overprints the porphyry mineralization.

A mineral resource has been estimated for the Property on the basis of assays from 50 core holes that were drilled between 2005 and 2013. As the mineralization in part extends to surface, the resource has been constrained by a conceptual pit. The pitshell was constructed using an assumed pit slope of 45 degrees, mining costs of US$2.00/tonne, processing costs of US$8.00/tonne, a gold price of US$1,500/ounce and a copper price of US$2.70/pound.

The pit-constrained resource is presented in Table 1.1 at a range of gold-equivalent cutoff grades. The gold equivalency is based on a gold price of US$1,500/ounce and a copper price of US$2.70/pound. Gold grades have been rounded to the nearest 0.1 gram/tonne (g/t), copper grades to the nearest 0.01%, and tonnes and ounces of gold to the nearest thousand. The base case resource was taken at a gold-equivalent cut-off of 0.5 g/t and is highlighted in Table 1.1.

Table 1.1	Yarumalito Pit-Constrained Mineral Resource Estimate

Yarumalito Pit-Constrained Inferred Resource - Total
CutOff AuEq g/t	Tonnes	Grade			Contained Metal
		AuEq g/t	Au Cap g/t	Cu %	Ounces Au	Ounces AuEq	Pounds Cu
1.00	6,133,000	1.39	1.25	0.10	247,000	275,000	13,199,000
0.80	12,444,000	1.14	1.00	0.10	399,000	455,000	26,620,000
0.60	36,813,000	0.83	0.70	0.09	829,000	986,000	74,420,000
0.50	66,271,000	0.70	0.58	0.09	1,230,000	1,502,000	129,262,000
0.40	121,687,000	0.59	0.47	0.08	1,844,000	2,296,000	216,066,000
0.20	344,358,000	0.40	0.31	0.06	3,386,000	4,369,000	473,838,000

Yarumalito Pit-Constrained Inferred Resource - Oxide
CutOff AuEq g/t	Tonnes	Grade			Contained Metal
		AuEq g/t	Au Cap g/t	Cu %	Ounces Au	Ounces AuEq	Pounds Cu
1.00	536,000	1.25	1.12	0.09	19,000	22,000	1,053,000
0.80	1,074,000	1.06	0.93	0.09	32,000	37,000	2,097,000
0.60	4,913,000	0.76	0.63	0.09	100,000	120,000	9,710,000
0.50	9,057,000	0.66	0.54	0.09	156,000	192,000	17,283,000
0.40	16,194,000	0.57	0.45	0.08	235,000	295,000	28,512,000
0.20	35,235,000	0.42	0.33	0.07	369,000	476,000	51,434,000

Yarumalito Pit-Constrained Inferred Resource - Sulphide
CutOff AuEq g/t	Tonnes	Grade			Contained Metal
		AuEq g/t	Au Cap g/t	Cu %	Ounces Au	Ounces AuEq	Pounds Cu
1.00	5,597,000	1.41	1.27	0.10	228,000	254,000	12,145,000
0.80	11,370,000	1.14	1.00	0.10	367,000	418,000	24,523,000
0.60	31,900,000	0.84	0.71	0.09	731,000	866,000	64,710,000
0.50	57,214,000	0.71	0.59	0.09	1,074,000	1,310,000	111,979,000
0.40	105,494,000	0.59	0.47	0.08	1,610,000	2,001,000	187,554,000
0.20	309,122,000	0.39	0.30	0.06	3,013,000	3,893,000	422,404,000

Note to Tables:

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of mineral resources will be converted to mineral reserves. Inferred Mineral Resources are based on limited drilling resulting in the greatest uncertainty for a resource estimate and that geological continuity is only implied. Additional drilling will be required to verify geological and mineralization continuity. Quantity and grades are estimates and are rounded to reflect the fact that the resource estimate is an approximation.

Yarumalito Gold-Copper Property
GoldMining Inc.

There are no known risks that might affect the reliability or confidence in the exploration information or mineral resource estimate. The collar locations of drill holes are permanently marked with metal plaques on cement monuments that include details regarding the identification of the drill hole, hole orientation and length. The full length of all holes was sampled, and all drill core has been preserved as have the coarse rejects and pulps. All holes are fully documented including a complete set of collar locations, lithological logs, down hole surveys and assay certificates, except for YAR-42 for which a lithological log is missing. All assays were carried out by internationally certified assay labs and quality control samples (standard reference materials, blanks and duplicates) were submitted for assay together with regular samples.

The limits of mineralization have not been established by drilling to date, either laterally or to depth. Therefore, it is reasonable to conclude that more drilling may expand the resource as documented in this technical report. Most of the holes drilled to date were drilled to the north or south to intersect both northeast-trending porphyry mineralization and northwest- and northeast-trending high-grade epithermal veins. More detailed drilling of the high-grade epithermal veins is required to better define the geometry and grade continuity of these mineralized zones.

GMI is reviewing the existing extensive exploration database to direct future exploration and drill programs. This work will look to delineate the higher grade potassic core of the gold-copper porphyry system as well as determine the geometry and grade continuity of the high-grade precious and base metal-rich epithermal mineralization. The author of this report recommends that future drill programs to include both step-out and infill drilling to expand and upgrade the current inferred resource. Additionally, the author of this report recommends the Company should look to complete additional density measurements and metallurgical testwork for the various styles of mineralization and weathering before the completion of the next resource update.

Yarumalito Gold-Copper Property
GoldMining Inc.

Contents

1	Summary	2
2	Introduction	7
3	Reliance on Other Experts	8
4	Property Description and Location	9
5	Accessibility, Climate, Local Resources, Infrastructure and Physiography	14
6	History	15
7	Geological Setting and Mineralization	20
8	Deposit Types	23
9	Exploration	25
10	Drilling	26
11	Sample Preparation, Analyses and Security	29
12	Data Verification	32
13	Mineral Processing and Metallurgical Testing	34
14	Mineral Resource Estimates	36
15	Mineral Reserve Estimates	45
16	Mining Methods	46
17	Recovery Methods	47
18	Project Infrastructure	48
19	Market Studies and Contracts	49
20	Environmental Studies, Permitting and Social or Community Impact	50
21	Capital and Operating Costs	51
22	Economic Analysis	52
23	Adjacent Properties	53
24	Other Relevant Data and Information	54
25	Interpretation and Conclusions	55
26	Recommendations	57
27	References	58
28	Date and Signature Page	59
29	Certificate of Qualified Person	60

Yarumalito Gold-Copper Property
GoldMining Inc.

Tables

Table 1.1	Yarumalito Pit-Constrained Mineral Resource Estimate	3
Table 6.1	Yarumalito Drillhole History	19
Table 10.1	Yarumalito Drilling Chronology	26
Table 10.2	Yarumalito Drilling Contractors	26
Table 10.3	Yarumalito Drillhole Data	27
Table 11.1	Yarumalito Standards	30
Table 12.1	Yarumalito Check Assays	33
Table 13.1	Yarumalito 2013 Bottle Roll Tests on Escuela Core Composites at Varied Feed Sizes	34
Table 13.2	Yarumalito Column Leach Tests on Escuela Core Composites at Varied Crush Sizes	34
Table 13.3	Yarumalito ICP minor and trace element results for Escuela Core Composite	35
Table 14.1	Yarumalito Drill Core Assay Descriptive Statistics	37
Table 14.2	Yarumalito Composite Descriptive Statistics	38
Table 14.3	Yarumalito Search Ellipse	38
Table 14.4	Yarumalito Block Model Parameters	39
Table 14.5	Yarumalito Conceptual Pit Parameters	39
Table 14.6	Yarumalito Pit-Constrained Inferred Mineral Resource Estimate	40
Table 14.7	Yarumalito Comparative Statistics Assays, Composites and Block Model for Au g/t	44
Table 25.1	Yarumalito Mineral Resource Estimate	56

Figures

Figure 4.1	Yarumalito Property Location	12
Figure 4.2	Yarumalito Mineral Tenure Licences	13
Figure 6.1	Yarumalito CMC Rock Sampling 2005 – 2008	16
Figure 6.2	Yarumalito B2Gold Soil and Rock Sampling 2009	17
Figure 6.3	Yarumalito Geological Interpretation Overlay on Airborne Magnetic Response	18
Figure 6.4	Yarumalito Plan of Drillholes	19
Figure 7.1	Yarumalito Property Geology	21
Figure 10.1	Yarumalito Drill Plan	28
Figure 11.1	Yarumalito Blank Assays by SGS	31
Figure 11.2	Yarumalito Drill Core Assay Duplicate Pairs Scatter Plot	31
Figure 12.1	Yarumalito Drill Collar Monument DDH YAR-11	32
Figure 14.1	Yarumalito Drillholes Plan View	36
Figure 14.2	Yarumalito Capping Curve	37
Figure 14.3	Yarumalito Block Model Plan View	41
Figure 14.4	Yarumalito Block Model Cross Section Looking Northwest	41
Figure 14.5	Yarumalito Block Model Vertical Long Section Looking Northwest	42
Figure 14.6	Yarumalito Swath Plot East – West	43
Figure 14.7	Yarumalito Swath Plot North - South	43

Yarumalito Gold-Copper Property
GoldMining Inc.

2	Introduction

Global Mineral Resource Services (GMRS) has been retained by GoldMining Inc. (GMI or the Company), to prepare this Technical Report (Report) on the Yarumalito Gold-Copper Property (Property or Project) located in the Departments of Antioquia and Caldas, Republic of Colombia.

This report is to support the resource estimate announced in the news release dated May 5, 2020 and for public disclosure of information on the Project as a result of its acquisition from Newrange Gold Corp. on Dec. 3, 2019.

GMRS completed a site inspection and mineral resource estimate on the basis of existing drill data and has documented that estimate in a Technical Report. The effective date of this Technical Report is April 1, 2020, and it has been prepared in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” of the Canadian Securities Administrators.

The resource estimate and Technical Report are based on data and information received from GMI and described or identified in Sections 14 and 27 of this report. As well, portions of the report are based on information obtained from public sources and are identified accordingly.

The author of this Technical Report inspected the Property on November 14, 2019 for a period of half a day and inspected drill core from holes drilled on the Property on both November 14 and November 15, 2019. Details of the site inspection are given in Section 12 of this report.

Yarumalito Gold-Copper Property
GoldMining Inc.

3	Reliance on Other Experts

GMRS has relied on information supplied by GMI regarding the legal description of the Property, the terms of acquisition of the Property by GMI, and the nature and status of permits that are required to carry out any planned exploration activities within the Property.

Yarumalito Gold-Copper Property
GoldMining Inc.

4	Property Description and Location

The Property is located in the Departments of Antioquia and Caldas, Republic of Colombia, is centred at 75.63° West Longitude and 5.58° North Latitude and consists of one unified concession contract (T-380005) with an aggregate area of 1,453.1 hectares. The concession contract is currently in its third extension (Years 7 to 9) of the 11-year exploration phase; see details below under Colombia Mining Law for a full explanation of the three phases of the concession contract. Concession contracts are valid for a total period of 30 years, which can be renewed for an additional 30 years. In addition, the Property includes approximately 9.96 hectares of real estate and 0.36 hectares of possession-occupation rights that partially cover the area of diamond drilling and mineral resource.

GMI owns 100% of the Property through a wholly-owned Colombian subsidiary (GoldMining Exploraciones S.A.S.), subject to a 1% NSR to Newrange that can be purchased for CAD$1,000,000 at any time before the completion of a feasibility study on the Project. There are no known back-in rights, payments, or other agreements and encumbrances to which the property is subject other than the 1% NSR payable to Newrange.

The Property is located approximately 110 kilometers south of Medellin, approximately four kilometers north of the town of Caramanta and 10 kilometers south of the town of Valparaiso (Figures 4.1 and 4.2).

The disposition of the Licences is shown in Figure 4.2.

The Property is not subject to any known environmental liabilities.

Only a water use and discharge permit is required for drilling. Access for exploration must be received from surface rights owners, who must be compensated, but the right to access is guaranteed by the mining law.

There are no other known significant factors or risks that may affect access, title or the right or ability of GMI to perform work on the Property.

Colombian Mining Law

Mining in Colombia is governed by the Mining Law 685 (2001), modified primarily by the National Development Plan, Law 1450 (2011), Law 1753 (2015) and Law 1955 (2019). Mining authorities in Colombia are:

●	Ministry of Mines and Energy (Ministerio de Minas y Energia, MME): highest mining authority in the country;
●

National Mining Agency (Agencia Nacional de Mineria, ANM): MME delegated the administration of mineral resources to ANM, which is responsible for all mining contracts and its audits, except in the Department of Antioquia where responsibility for the administration has been delegated to the Departmental Mining Delegation;

●

Colombian Geological Survey (Servicio Geologico Colombiano, CGS, previously INGEOMINAS): performs basic and applied scientific research on the potential of subsoil resources, tracks and monitors geological events, manages subsoil information, and ensures the safe management of nuclear and radioactive materials in the country; and

●

Mining Energy Planning Unit (Unidad de Planeación Minero Energética, UPME): Provides technical advice to the MME regarding planning for the development of the mining and energy sector and maintains the System of Colombian Mining Information (Sistema de Información Minero Colombiano, SIMCO).

All mineral resources belong to the state and can be explored and exploited by means of concession contracts granted by the state. Under the Mining Law of 2001, there is a single type of concession contract covering exploration, construction and mining which is valid for 30 years and can be extended for another 30 years.

Concession contract areas are defined on a grid system that was established by Law 1955 of 2019 article 24 and an online system was implemented that started in March 2020.

The application process for a concession contract is:

●	Submit application with required fees of COP 1,000,000 (approximately US$ 275);
●	Application must include all supporting documentation including legal, technical, economic, environmental and labour capacity as established in Form A and its resolutions;
●	Consultation process with local authorities and a public hearing is required by the mining authority;

Yarumalito Gold-Copper Property
GoldMining Inc.

●

If all conditions of the evaluation process are met, the contract will be submitted for signature by the applicant and government of Colombia within two (2) months of being issued. If the contract is not signed within the two-month period the application is terminated; and

●	The contract is inscribed in the National Mining Registry (Registro Minero Nacional, RMN).

The concession contract has three phases:

1. Exploration Phase

●	Starts once the contract is registered in the RMN;
●	Valid for 3 years plus up to 4 extensions of 2 years each, for a maximum of 11 years;
●	Annual surface tax required to keep the concession in good standing;
●	Requires an annual Environmental Mining Insurance Policy of 5% of the value of the planned exploration expenditure for the year;
●	Requires presenting an exploration/mine plan (PTO) and an Environmental Impact Study (Estudio de Impacto Ambiental or EIA) for the next phase of work;
●	If the contract was signed after 2015, a social management plan has to be submitted;
●	In areas of ethnic communities, a social management and consultation process is required; and
●	In areas of forestry reserves, a process of subtraction of the reserve from the concession contract is undertaken and presented to the environmental authority for approval.

2. Construction Phase

●	Valid for 3 years plus a 1-year extension. If a process plant is built, the period can be extended by one (1) additional year;
●	Annual surface tax payments continue as in the Exploration Phase;
●	Requires an annual Environmental Mining Insurance Policy for 5% of the value of the planned investment as defined in the PTO for the year; and
●	Environmental License issued on approval of Environmental Impact Study by the environmental authority.

3. Exploitation Phase

●	Valid for 30 years minus the time taken in the exploration and construction phases, and is renewable for an additional 30 years;
●	Annual Environmental Mining Insurance Policy required;
●	No annual surface tax;
●	Royalty payment based on regulations at the time of granting of the concession contract; and
●

Royalties payable to the state are 4% of gross value at the mine mouth for gold and silver (Law 141 of 1994, modified by Law 756 of 2002). Calculation of royalties are based on 80% of the average of the London afternoon fix price of gold and silver for the previous month.

At the end of mine life and/or exploitation the title holder most comply with all the mine closure activities and the contract liquidation phase.

A surface tax (canon superficial) is paid annually in advance of the next years contract during the exploration and construction phases of the concession contract. This payment is calculated based on the valid law at the time of signing the contract. Contracts signed before the existence of Law 1382 (2010) have the following payments:

1.	One minimum daily wage per hectare per annum if the area is less than 2,000 hectares;
2.	Two minimum daily wage per hectare per annum if the area is between 2,000 and 5,000 hectares; and
3.	Three minimum daily wages per hectare per annum if the area is between 5,000 and 10,000 hectares.

Contracts signed after the Law 1382 (2010) have the following payments:

1.	Years 1 to 5: one minimum daily wage per hectare per year (approximately US$10.00);
2.	Years 6 to 7: 1.25 minimum daily wages per hectare per year (approximately US$12.50); and
3.	Year 8 to the start of production: 1.5 minimum daily wages per hectare per year (approximately US$15.00).

Yarumalito Gold-Copper Property
GoldMining Inc.

Contracts signed after the Law 1753 (2015) have the following payments:

1.

Years 0 to 5: 0.50 minimum daily salary/hectare for concessions of 0 to 150 hectares, 0.75 minimum daily salary/hectare for concession of 151 to 5,000 hectares and 1.00 minimum daily salary/hectare for concessions of 5,001 to 10,000 hectares;

2.

Years 5 to 7: 0.75 minimum daily salary/hectare for concessions of 0 to 150 hectares, 1.25 minimum daily salary/hectare for concession of 151 to 5,000 hectares and 1.75 minimum daily salary/hectare for concessions of 5,001 to 10,000 hectares;

3.

Years 8 to start of production: 1.00 minimum daily salary/hectare for concessions of 0 to 150 hectares, 2.00 minimum daily salary/hectare for concession of 151 to 5,000 hectares and 3.00 minimum daily salary/hectare for concessions of 5,001 to 10,000 hectares;

Yarumalito Gold-Copper Property
GoldMining Inc.

Figure 4.1	Yarumalito Property Location

75°45'0"W
75°30'0"W
75°15'0"W
6°0'0"N
5°45'0"N
5°30'0"N
N
Medellín
El Poblado
Armenia
Angelopolis
Titiribi
Amaga
Caldas
El Retiro
La Ceja
Marinilla
Santuario
Carmen de Viboral
Macanas
La Union
Venecia
Montebello
Fredonia
Santa Barbara
Tarso
Jerico
Abejorral
Sonson
La Pintada
Tamesis
Valparaiso
Aguadas
Jardin
YARUMALITO PROPERTY
Caramanta
Pacora
La Merced
Salamina
GOLDMINING
Yarumalito Gold-Copper Project
Property Location
Dec. 30th, 2019
0 5 10 15 20 Km
Sources: Esri, HERE, Garmin, Intermap, increment P Corp., GEBCO, USGS, FAO, NPS, NRCAN, GeoBase, IGN, Kadaster NL, Ordnance Survey, Esri Japan, METI, Esri China (Hong Kong), (c) OpenStreetMap contributors, and the GIS User Community

Yarumalito Gold-Copper Property
GoldMining Inc.

Figure 4.2	Yarumalito Mineral Tenure Licences

75°40'0"W
75°38'0"W
75°36'0"W
5°36'0"N
5°34'0"N
5°32'0"N
N
Valparaiso
Caramanta
GOLDMINING
Yarumalito Gold-Copper Project
Mineral Tenure Licences
Dec. 30th, 2019
0 0,75 1,5 2,25 3 Km
Yarumalito Property Boundary
Sources: Esri, HERE, Garmin, Intermap, increment P Corp., GEBCO, USGS, FAO, NPS, NRCAN, GeoBase, IGN, Kadaster NL, Ordnance Survey, Esri Japan, METI, Esri China (Hong Kong), (c) OpenStreetMap contributors, and the GIS User Community

Yarumalito Gold-Copper Property
GoldMining Inc.

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Property is located approximately 120 kilometers south of the city of Medellin, a major city in west-central Colombia with a population of approximately four million. The towns of Valparaiso, Marmato, and Caramanta that are located within a few kilometres of the Property and have a cumulative population of approximately ten thousand.

From Medellin, the Property is accessed by traveling south approximately 110 kilometers on the paved Pan American Highway to La Pintada then by subordinate paved road to the town of Valparaiso. From Valparaiso, a paved road traverses the project area, and continues to the town of Caramanta. Unpaved roads and footpaths provide access to most areas within the Property.

This part of Colombia has a tropical monsoon climate and average annual rainfall is approximately 2.6 meters. The driest period is from December until February. Temperature ranges between 15 and 30 degrees Celsius, and mineral exploration and production can be carried out throughout the year.

The region has a lengthy mining history and a work force for exploration and mining labour is available from local communities. Water for mining purposes is abundant from either surface or underground sources. Light-duty power presently serves the Property from a 440-kilowatt local grid. Heavier-duty electrical power requirements could be fed from the 7,700-kilowatt high tension power line that crosses the Property.       Potential for tailings storage, waste disposal and processing plant sites exist in lower elevation areas peripheral to the current resource on the existing mining contract.

Basic supplies are available in the communities close to the Property, but major equipment and supplies, as well as skilled labour, would have to be obtained from Medellin or elsewhere within the country.

The Property is situated in an area of moderate to steep terrain, with deeply incised gullies along minor streams. Elevations within the Property range between approximately 1,600 and 2,200 meters above sea level. Where undeveloped, slopes are covered in grass interspersed with scattered stands of deciduous trees and brush, with denser stands of vegetation occurring in the drainages. However, much of the land is used for agricultural purposes, principally growing coffee trees and grazing cattle. The area is populated but of low density as most residents are engaged in farming.

Yarumalito Gold-Copper Property
GoldMining Inc.

6	History

Gold-bearing veins were discovered within the Property by Miguel Perez in 1988 and he began small-scale mining soon afterwards. These mining activities ceased in 2002 and have not been formally documented.

6.1	Surface Exploration and Geochemical Sampling

Placer Dome Exploration carried out sampling and mapping of the Property between 1993 and 1995. No record of the details or outcome of this work is available.

In late 1995 Corona Goldfields S.A. (Corona), optioned the Property and from 1995 to 2002, conducted extensive channel sampling, totalling 1,858 samples over 3,617 meters, including 1,613 surface samples (3,155 meters) and 245 underground samples, (462 meters).

The Corona exploration programs focused on three main areas of northwest-trending, structurally-controlled, gold mineralization. Samples were taken along road cuts and northeast-trending drainages across the inferred northwest strike of mineralization. Corona’s channel sampling in these three areas identified gold mineralization ranging from lower grades of 0.09 parts per million (ppm) gold, to higher grades in zones of intense fracturing and quartz veining that contained greater than 20 ppm gold.

Between 1999 and 2001, Corona collected 111 soil samples in the northern area of the Property and although some anomalous results were obtained, there appears to have been no follow-up exploration. Corona ceased exploration in the area in 2002.

During the period 2004 – 2005, AngloGold Ashanti (AngloGold) undertook a regional exploration program within the Mid Cauca Belt of Colombia that included the current Property. They collected 71 samples from both underground in the old Perez mine workings and from surface outcrops. Additionally, AngloGold conducted a regional stream sediment sampling program that included four samples within the current Property. All four stream-sediment samples were anomalous in gold with values of 948, 48, 573 and 1,033 ppb gold. AngloGold did not option or acquire the current property, but applied for several concessions in the immediate area.

In 2005, Colombian Mines Corporation (CMC), optioned the Property and between 2005 and 2008, collected 2,193 rock samples, including 39 duplicates, that were analysed by SGS Laboratories. Sample locations and the anomalous responses are shown in Figure 6.1.

Yarumalito Gold-Copper Property
GoldMining Inc.

Figure 6.1 Yarumalito CMC Rock Sampling 2005 – 2008

Source B2Gold 2009

Between 2007 and 2008, CMC conducted Mobile Metal Ion (MMI) soil sampling throughout the Property on north-south lines spaced 500 meters apart with samples every 100 meters. Follow-up sampling was done on north-south lines with 100 x 20-meter, 20 x 50-metre or 20 x 20-metre grid spacing. These samples were taken at depths between 0.15 and 1.20 meters and were analysed at SGS. The sampling outlined an area anomalous in gold, copper and molybdenum that is coincident with the historic underground workings and the area of the current resource estimate. This large soil anomaly was the focus of subsequent drill programs by CMC.

In March 2009, B2Gold signed a Letter of Intent with CMC to earn an 80% interest in the Property by completing exploration work, maintaining the underlying Perez Duque option and completing a feasibility study by March 31, 2014. In the period between March 14 and May 6, 2009, B2Gold collected 519 soil samples, 315 rock samples and 96 quality assurance-quality control samples (24 field duplicates, 24 reject duplicates, 26 standards and 22 blanks). All samples were analyzed for gold by fire assay and multi-element ICP by ALS Chemex Labs with sample preparation carried out in Bogota, Colombia and analyses conducted in Lima, Peru. Due to large areas of poor outcrop exposure, a systematic 200 x 200-metre spaced soil grid was completed over the entire Property. (Figure 6.2). Two main anomalous areas outlined from this sampling, called the Escuela-Balastreras and Las Canteras Zones, are located in the central area of the Property. These two zones were subsequently sampled in more detail on a 25 or 50-meter grid. It should be noted that the majority of the anomalous results were obtained in the central area of the Property where the historical mine workings are located and, as described below, most of the drilling to date has taken place. B2Gold also conducted a Property-wide program of rock sampling and lithological and alteration mapping with emphasis on the Escuela and Balastreras and Las Canteras Zones at the same time as they were conducting the soil sampling.

Yarumalito Gold-Copper Property
GoldMining Inc.

B2Gold terminated the option after completing the above exploration program.

Figure 6.2 Yarumalito B2Gold Soil and Rock Sampling 2009

Source: B2Gold 2009

6.2	Geophysics

CMC conducted an airborne magnetic and radiometric survey over the Property in March 2011. The survey was flown by MPX Geophysics and comprised 342 line-kilometres, flown on lines oriented at 150° at a line spacing of 50 meters, a nominal 70-meter terrain clearance, and with tie-lines at a separation of 500 metres. The survey was carried out using a Bell Long Ranger helicopter. Geophysical data acquisition involved the use of precision differential GPS positioning, a PicoEnvirotec GRS-10 multi-channel gamma-ray spectrometer system, and a high sensitivity magnetometer installed in a single sensor fixed boom.

Both the radiometric and aeromagnetic data were used to interpret the bedrock geology although the correspondence between known lithological distributions and the geophysical response is not readily apparent. The area underlain by intrusive is both magnetically positive and negative, although the magnetic low may represent magnetite destruction. As well, linear trends identified by the magnetic survey do not obviously correspond to known structural trends. (Figure 6.3) In 2012, Teck Resources re-processed the 2011 data using various inversion and filter software programs to produce a number of map products.

Yarumalito Gold-Copper Property
GoldMining Inc.

Figure 6.3     Yarumalito Geological Interpretation Overlay on Airborne Magnetic Response

Source: GMI modified from CMC 2011

6.3	Drilling

In total, 55 holes have been drilled on the Property with most of the holes collared in the central area of the Property and nearby the Perez underground workings (Figure 6.3 and 6.4). Most holes were drilled by Colombia Mines Corp. (CMC). Teck Resources Ltd. completed drilled six holes, however the program was managed by CMC. Table 6.1 lists the chronology of holes drilled on the Property.

This drill data has been used as the basis of the resource estimate described in Section 14 of this report. For that reason, the drilling programs and the results obtained are described in greater detail in Section 10 of this report.

Yarumalito Gold-Copper Property
GoldMining Inc.

Figure 6.4	Yarumalito Plan of Drillholes

Table 6.1	Yarumalito Drillhole History

Drillhole	Number	Year	Company	Length (m)
YAR-01 TO YAR-05	5	2006	Colombia Mines Corp	1,792.0
YAR-06 to YAR-32	28	2010	Colombia Mines Corp	7,218.3
YAR-33 to YAR-44A	13	2011	Colombia Mines Corp	5,756.9
BAL-01	1	2011	Colombia Mines Corp	542.0
ES-11-001	1	2011	Colombia Mines Corp	330.0
YAR-1301 to YAR1307	7	2013	Teck (Colombia Mines Corp)	2,904.3
Total	55			18,543.5

6.4	Mining

Mr. Perez drove between 400 and 500 meters of adits, drifts and raises, and recovered a self-reported 13,000 ounces of gold using a small ball mill, gravity separation and amalgamation. Production was suspended in 2002 in response to falling gold prices and security concerns.

The author is of the opinion that all the programs mentioned above, with the exception of the underground mining, were carried out to industry norms and were designed and executed with the intent of obtaining representative samples without bias. The mining, by intent, was designed and executed to extract the highest grades of gold possible.

There have been no historical mineral resource or mineral reserve estimates for the Property.

Yarumalito Gold-Copper Property
GoldMining Inc.

7	Geological Setting and Mineralization

7.1	Regional Geology

The northern Andes of Colombia comprise three north- to northeast-trending mountain chains; the Eastern, Central and Western Cordillera, that are separated by two intermontane valleys, the Magdalena and the Cauca River Basins, that represent tectonic boundaries. The Colombian Andes have a complex history of volcanism, subduction, accretion and faulting, represented by the juxtaposition of metamorphic, igneous and sedimentary rocks of various ages from the Precambrian to the present.

The Eastern Cordillera, and the eastern ﬂank of the Central Cordillera, are mainly comprised of continental basement rocks, whereas the Western Cordillera and part of the Central Cordillera consist of allochthonous, accreted, oceanic maﬁc terranes. The contact between the Central and Western Cordillera is a regional structure called the Romeral Fault in which para-autochthonous continental rocks are tectonically mixed with accreted rocks of Cretaceous oceanic origin, such as metamorphosed maﬁc and ultramaﬁc rocks, high-pressure metamorphic rocks and sedimentary sequences. The Cauca Valley follows this broad suture zone.

The Romeral Fault can be traced for over 1,000 kilometres along the northern Andes and is generally north-striking with dextral movement and is transcurrent in nature. The Romeral Fault is a melange that contains mega-scale blocks and fragments of the oceanic allochthon and crustal slivers of autochthonous Paleozoic metamorphic rocks of the paleo-continental margin and has been modified by various post-Romeral tectonic events. Following accretion, the Romeral melange was unconformably overlain by Late Oligocene to Early Miocene autochthonous siliciclastic sedimentary rocks of the Amaga Formation including basal conglomerates, quartz sandstones, siltstones, shales and coals.

In the Middle to Late Miocene, both the Romeral mélange and the Amaga Formation were overlain by mafic and intermediate volcanic flows and pyroclastic rocks of the Combia Formation. The Combia Formation is associated with at least one Middle to Late Miocene-age intrusive event that intruded all of the above-mentioned units. K-Ar whole rock dates for the intrusive rocks range from 8 to 6 million years (Ma).

The Yarumalito Property is located on the western margin of the Romeral Melange in the informally-named Marmato Mining District.

7.2	Local Geology

The Marmato Mining District, in which Yarumalito is located, is dominated by a series of sedimentary, volcaniclastic and extrusive volcanic rocks and intrusive porphyritic rocks of intermediate composition. The continental to shallow-marine sedimentary rocks are assigned to the Amaga Formation and the volcaniclastic and extrusive volcanic rocks are assigned to the Combia Formation. The Amaga and Combia Formations are cut by several intrusions of intermediate composition. These younger, Neogene-age, intrusive rocks are of granite, granodiorite and diorite composition and are locally referred to as Marmato Intrusive Suite.

The Amaga Formation is Miocene in age and is subdivided into lower, middle, and upper members. The lower member is approximately 200 meters thick and is characterized by polymictic conglomerates with clasts of metamorphic rock, sand to clay matrix, and sandstones. The middle member is approximately 200 meters thick and is characterized by the presence of coal beds, yellowish to ocher-colored clay, and sandy clay units, ranging up to 10 meters in thickness, that grade upwards into sandstone. The upper member of the Amaga Formation averages 360 meters in thickness, ranges up to 600 meters in thickness in the area of Yarumalito and is characterized by the absence of coal beds and the predominance of dark limestone and shale.

The Combia Formation unconformably overlies the Amaga Formation and has been dated as Upper Miocene to Lower Pliocene in age. The formation is divided into two members. The lower member is composed of volcanic ejecta and pyroclastic units with fragments ranging in size from ash to boulders. Locally, basalt flows occur at and near the base of the formation. The upper member is composed of poorly-consolidated epiclastic and pyroclastic rocks with a preponderance of clasts of porphyritic rocks. The formation is intruded by dikes and sills of porphyritic andesite probably related to the Marmato Intrusive Suite. These dikes and sills commonly host quartz veins and mineralization in the Marmato Mining District.

Yarumalito Gold-Copper Property
GoldMining Inc.

The Marmato Intrusive Suite is Miocene in age and covers approximately 45 square kilometres from south of the town of Marmato, north to the Yarumalito Property area. The suite ranges in composition from granite to diorite. Radiometric dating by Potassium-Argon (K/Ar) and Argon-Argon ((Ar/Ar), yielded ages ranging from 5 to 7 +/- 0.07 Ma, indicating a Late Miocene age for the Marmato Intrusive Suite.

7.3	Property Geology

The Yarumalito Property is underlain by the Combia and Amaga Formations that are intruded by the Marmato Intrusive Suite. (Figure 7.1) Several phases of intrusion and intrusion breccias have been identified in mapping and drill core but are commonly fine-grain diorite to quartz diorite in composition. Coeval intermediate volcanic rocks of the Combia Formation in outcrop and in drill core are often difficult to differentiate from these intrusive rocks. Inconsistent mapping or logging of these units by previous geologists is common. Peperite textures observed in drill core along the contacts between the diorite intrusion and fine-grained sediments indicates the intrusions and volcaniclastics rocks in which they intruded are similar in age.

The structural fabric of the property is dominated by three sets of faults that have orientations of northwest, northeast and north, which are identified in both field mapping and in the airborne magnetic map. In the Yarumalito area, the northwest and northeast structures appear to be the main controls for intrusion emplacement and vein mineralization. The most prominent structure within the Property is the northeast-trending Culebra Shear Zone (Figure 7.1), although the majority of vein-hosting structures at Yarumalito trend northwest from N45°W to N60°W and have steep to sub-vertical dips to the southeast.

Figure 7.1	Yarumalito Property Geology

(Source CMC 2015)

Yarumalito Gold-Copper Property
GoldMining Inc.

7.4	Mineralization

Two main styles of mineralization have been identified within the Property: gold-copper porphyry and epithermal gold mineralization. Porphyry-style mineralization is associated with pervasive potassium alteration and quartz-sulphide stockworks. Sulphides are dominated by pyrite and chalcopyrite with minor bornite and molybdenite. Magnetite occurs as disseminations, veins and as a matrix to some breccia units. Potassic alteration consisting of fine-grained biotite and lesser kfeldspar is commonly overprinted by pervasive sericite-chlorite-clay (SCC) alteration. Porphyry mineralization intersected in drilling measures approximately 2,000 meters east-west, 500 to 1,000 meters north-south and to a depth of 650 m below surface in a few holes that were drilled to this depth. Three drill holes (Yar-12-04, -05 and -07) drilled approximately 1,000 m northwest of the bulk of the drilling and the current resource estimate, intersected porphyry-style mineralization albeit of lower grade.

Epithermal mineralization is represented by pyrite-sphalerite-galena-stibnite-quartz veins that have a strong structural control. Gold is associated with vein-type mineralization and this type of mineralization was exploited by the Perez underground workings. Veins have envelopes of strong argillic and phyllic alteration that diminishes with distance away from the vein. The quartz-sulphide veins are typically less than one metre thick with alteration envelopes of several meters. The veins are exposed in underground workings for 10’s of meters along strike and down dip between two levels, however the overall dimensions and number of veins is currently unknown. Epithermal vein mineralization appears to overprint the porphyry mineralization. Although the northeast-trending Culebra Shear Zone is the dominant structure within the Property, and is mineralized, most of the mineralized veins that have been identified to date strike northwest and have steep to vertical dips. These veins were the focus of historic small-scale production.

Yarumalito Gold-Copper Property
GoldMining Inc.

8	Deposit Types

Mineralization within the Property exhibits characteristics of both gold-copper porphyry and epithermal vein-type models. Brief descriptions of the salient characteristics of both deposit types follow. (modified from Panteleyev, 1995 and 1996 in Section 27, References)

Porphyry-Type Mineralization

Capsule description: Stockworks, veinlets and disseminations of pyrite, chalcopyrite, bornite and magnetite occur in large zones of economically bulk-mineable mineralization in or adjoining porphyritic intrusions of diorite to syenite composition. The mineralization is spatially, temporally and genetically associated with hydrothermal alteration of the intrusive bodies and hostrocks.

Tectonic setting (s): In orogenic belts at convergent plate boundaries, commonly oceanic volcanic island arcs overlying oceanic crust. The magmas are introduced along the axis of the arc or in cross-arc structures that coincide with deep-seated faults. The alkalic magmas appear to form where there is slow subduction in steeply dipping, tectonically thickened lithospheric slabs.

Depositional environment/Geological setting: High level (epizonal) stock emplacement levels in magmatic arcs, commonly oceanic volcanic island arcs with alkalic (shoshonitic) basic flows to intermediate and felsic pyroclastic rocks. Commonly the high-level stocks and related dikes intrude their coeval and cogenetic volcanic piles.

Host/Associated rock types: Intrusions range from fine through coarse-grained, equigranular to coarsely porphyritic and, locally, pegmatitic high-level stocks and dike complexes. Commonly there is multiple emplacement of successive intrusive phases and a wide variety of breccias. Compositions range from (alkalic) gabbro to syenite. The syenitic rocks vary from silica- undersaturated to saturated compositions.

Ore Mineralogy (Principal and subordinate): Chalcopyrite, pyrite and magnetite; bornite, chalcocite and rare galena, sphalerite, tellurides, tetrahderite, gold and silver. Pyrite is less abundant than chalcopyrite in ore zones.

Alteration mineralogy: Biotite, K-feldspar, sericite, anhydrite/gypsum, magnetite, hematite, actinolite, chlorite, epidote and carbonate. Some alkalic systems contain abundant garnet including the Ti- rich andradite variety - melanite, diopside, plagioclase, scapolite, prehnite, pseudoleucite and apatite; rare barite, fluorite, sodalite, rutile and late-stage quartz. Central and early formed potassic zones, with K-feldspar and generally abundant secondary biotite and anhydrite, commonly coincide with ore. These rocks can contain zones with relatively high-temperature calcsilicate minerals diopside and garnet.

Ore controls: Igneous contacts, both internal between intrusive phases and external with wallrocks; cupolas and the uppermost, bifurcating parts of stocks, dike swarms and volcanic vents. Breccias, mainly early formed intrusive and hydrothermal types. Zones of most intensely developed fracturing give rise to ore-grade vein stockworks.

Yarumalito Gold-Copper Property
GoldMining Inc.

Epithermal Vein Mineralization

Tectonic setting: Extensional and transtensional settings, commonly in volcano-plutonic continent- margin and oceanic arcs and back-arcs. In zones with high-level magmatic emplacements where stratovolcanoes and other volcanic edifices are constructed above plutons.

Depositional environment/Geological setting: Subvolcanic to volcanic in calderas, flow-dome complexes, rarely maars and other volcanic structures; often associated with subvolcanic stocks and dikes, breccias. Postulated to overlie, and be genetically related to, porphyry copper systems in deeper mineralized intrusions that underlie the stratovolcanoes.

Age of mineralization: Tertiary to Quaternary; less commonly Mesozoic and rarely Paleozoic volcanic belts.

Host/Associated rock types: Volcanic pyroclastic and flow rocks, commonly subaerial andesite to dacite and rhyodacite, and their subvolcanic intrusive equivalents. Permeable sedimentary intervolcanic units can be sites of mineralization.

Deposit form: Veins and massive sulphide replacement pods and lenses, stockworks and breccias. Commonly irregular deposit shapes are determined by hostrock permeability and the geometry of ore-controlling structures. Multiple, crosscutting composite veins are common.

Ore mineralogy (Principal and subordinate): pyrite, enargite/luzonite, chalcocite, covellite, bornite, gold, electrum; chalcopyrite, sphalerite, tetrahedrite/tennantite, galena, marcasite, arsenopyrite, silver sulphosalts, tellurides including goldfieldite. Two types of ore are commonly present: massive enargite-pyrite and/or quartz-alunite-gold.

Gangue mineralogy (Principal and subordinate): Pyrite and quartz predominate. Barite may also occur; carbonate minerals are absent.

Alteration mineralogy (Principal and subordinate): Quartz, kaolinite/dickite, alunite, barite, hematite; sericite/illite, amorphous clays and silica, pyrophyllite, andalusite, diaspore, corundum, tourmaline, dumortierite, topaz, zunyite, jarosite, Al-P sulphates (hinsdalite, woodhouseite, crandalite, etc.) and native sulphur. Advanced argillic alteration is characteristic and can be areally extensive and visually prominent. Quartz occurs as fine-grained replacements and, characteristically, as vuggy, residual silica in acid-leached rocks.

Ore controls: In volcanic edifices - caldera ring and radial fractures; fracture sets in resurgent domes and flow-dome complexes, hydrothermal breccia pipes and diatremes. Faults and breccias in and around intrusive centres. Permeable lithologies, in some cases with less permeable cappings of hydrothermally altered or other cap rocks. The deposits occur over considerable depths, ranging from high-temperature solfataras at paleosurface down into cupolas of intrusive bodies at depth.

Genetic model: These deposits form in subaerial volcanic complexes or composite island arc volcanoes above degassing magma chambers. The deposits can commonly be genetically related to high-level intrusions. Multiple stages of mineralization are common, presumably related to periodic tectonism with associated intrusive activity and magmatic hydrothermal fluid generation.

Future exploration programs will model in three dimensions the various alteration assemblages associated with both porphyry and epithermal mineralization to help identify new drill targets. These mapping and core logging studies will be used in conjunction with various geophysical surveys (magnetic, radiometric and induce polarization) to refine targets for drill testing.

Yarumalito Gold-Copper Property
GoldMining Inc.

9	Exploration

GMI has not done any exploration on the Property. Exploration programs conducted by previous operators are described in Section 6 of this report.

Yarumalito Gold-Copper Property
GoldMining Inc.

10	Drilling

GMI has not done any drilling on the Property. The drilling described in this section was completed by CMC and is discussed here because the data obtained from these campaigns have been used as the basis of the mineral resource estimate that is described in Section 14 of this report.

In total, 55 holes have been drilled on the Property, most in the area of the Perez underground workings and the Culebra Shear Zone (Figure 6.3). Most holes were drilled by CMC. Teck Resources Ltd. drilled six holes, but management of the program was undertaken by CMC. The chronology of the 55 holes is set out in Table 10.1.

Table 10.1	Yarumalito Drilling Chronology

Drillhole	Number	Year	Company	Length (m)
YAR-01 TO YAR-05	5	2006	Colombia Mines Corp	1,792.0
YAR-06 to YAR-32	28	2010	Colombia Mines Corp	7,218.3
YAR-33 to YAR-44A	13	2011	Colombia Mines Corp	5,756.9
BAL-01	1	2011	Colombia Mines Corp	542.0
ES-11-001	1	2011	Colombia Mines Corp	330.0
YAR-1301 to YAR1307	7	2013	Teck (Colombia Mines Corp)	2,904.3
Total	55			18,543.5

Drilling was performed by five different contractors as enumerated in Table 10.2. Terra Mundo used a Boyles 38 skid-mounted wireline drill; the equipment used by the other companies is not noted in historical records. Core recovery is only recorded in detail for the first five holes for which recovery exceeded 90%, but from examination of some of those holes during the site visit, they appear to be reasonably representative of the entire 55 holes. Core recoveries are commonly lower near surface in the saprolite zone and in fault zones.

Table 10.2	Yarumalito Drilling Contractors

Contractor	Holes Drilled
Terra Mundo	YAR-01 - YAR-14, YAR-27, YAR-39OVGP, YAR-44A
Geoval	YAR-15 - YAR 25A, YAR-29, YAR-31
Perforaciones Out	YAR-26, YAR-28, YAR-30, YAR-32, YAR-33, YAR-34 TO YAR-40, YAR-41B, YAR-42, YAR-43
MPX Drilling Colombia	YAR 1301 - YAR 1307
Canadian Drilling	BAL-01, ES-11-001

Collar coordinates (easting, northing and elevation) for drill holes Yar-03 to Yar-32 (excluding Yar-05) were provided by the survey company ITAG-Reporte de Coordenadas. Coordinates for other drill holes are assumed to be from handheld GPS readings.

Down-hole surveys were measured with a number of different instruments including Troparia, Reflex and Flexit.downhole survey data are available for holes YAR-18, 20, 25, 31, 42 and 44a.

There are no know drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the results obtained.

Because the mineralization occurs in a variety of styles – veins, stockworks and disseminations - and the holes were drilled at a variety of orientations and dips, the relationship between sample length and true thickness is variable. However, this variability is addressed in the modelling and resource estimation process by the use of a constraining model that represents the distribution of mineralization, as described in Section 14 of this report.

Gold values ranged between 0.01 g/t and 33.75 g/t. However, there are few high-grade samples and no extreme values. Only eight (8) samples have values greater than 10 g/t Au and only 294 samples, 2.3% of the population, have a value greater than 1 g/t Au. During the resource estimation process, gold grades were capped. This process is discussed in Section 14.

Table 10.3 lists the location, bearing, dip and length of each drillhole together with the year in which it was drilled. Figure 10.1 is a plan view of the drillholes together with the assays shown as gold-equivalent values. The gold equivalency (AuEq) is a combination of gold and copper values calculated as: AuEq = ((Auppm*48.2)+(Cuppm*0.006))/48.2 where gold has a value of US$48.2 / gram (US$1,500/ ounce) and copper has a value of US$0.006 / ppm (US$2.70 / pound).

Yarumalito Gold-Copper Property
GoldMining Inc.

Table 10.3	Yarumalito Drillhole Data

Hole Name	Easting	Northing	Elevation	Length	Azimuth	Dip	Year
YAR_01	1160097	1108563	2006.52	328.65	6	-47	2006
YAR_02	1160097	1108563	2006.73	372.20	13	-60	2006
YAR_03	1159974	1108691	1985.65	377.50	189	-46	2006
YAR_04	1159974	1108691	1985.57	373.70	189	-60	2006
YAR_05	1160097	1108560	2007.64	340.00	180	-45	2006
YAR_06	1160574	1108791	1943.22	257.00	171	-50	2010
YAR_07	1160574	1108792	1943.21	244.00	240	-50	2010
YAR_08	1160576	1108791	1943.03	250.00	198	-50	2010
YAR_09	1160576	1108791	1943.03	230.00	0	-90	2010
YAR_10	1160257	1108514	2023.08	235.00	50	-60	2010
YAR_11	1160575	1108794	1943.09	282.00	14	-50	2010
YAR_12	1160575	1108792	1943.08	336.00	68	-50	2010
YAR_13	1160498	1108715	1949.75	260.00	230	-45	2010
YAR_14	1159617	1108631	1975.64	281.80	252	-60	2010
YAR_15	1160258	1108511	2023.78	473.00	80	-45	2010
YAR_16	1159615	1108632	1975.83	220.55	313	-50	2010
YAR_17	1160082	1109098	1940.88	339.00	200	-45	2010
YAR_18	1160082	1109098	1940.76	22.00	200	-60	2010
YAR_19	1160628	1108889	1905.69	229.80	194	-45	2010
YAR_20	1160585	1109232	1833.96	476.90	113	-45	2010
YAR_21	1160622	1109723	1881.36	124.00	0	-45	2010
YAR_22	1161321	1109155	1623.27	275.00	45	-45	2010
YAR_23	1160575	1108791	1943.13	130.00	0	-45	2010
YAR_24	1160575	1108791	1943.14	151.15	0	-50	2010
YAR_25	1160585	1109233	1833.83	98.30	180	-45	2010
YAR_25A	1160585	1109233	1833.83	384.20	180	-47	2010
YAR_26	1161321	1109154	1623.42	205.00	45	-55	2010
YAR_27	1161318	1109155	1624.91	118.80	0	-45	2010
YAR_28	1161171	1109217	1720.65	367.20	129	-45	2010
YAR_29	1160584	1109232	1833.97	339.10	0	-50	2010
YAR_30	1161171	1109217	1720.66	338.00	129	-55	2010
BAL_01	1159779	1109110	1965.79	542.00	180	-50	2011
ES_11_001	1160874	1107417	2192.54	330.50	37	-50	2011
YAR_31	1159779	1109110	1965.79	188.50	180	-45	2011
YAR_32	1161171	1109218	1720.63	362.00	140	-45	2011
YAR_33	1160756	1108881	1927.80	420.20	180	-45	2011
YAR_34	1160756	1108881	1927.80	599.70	180	-65	2011
YAR_35	1160934	1108940	1802.63	476.80	180	-45	2011
YAR_36	1160259	1108523	2022.08	350.20	0	-45	2011
YAR_37	1160944	1108784	1751.80	351.20	180	-45	2011
YAR_38	1160361	1108379	2031.94	214.60	0	-45	2011
YAR_38A	1160361	1108379	2031.94	358.20	0	-45	2011
YAR_39	1160582	1108967	1850.08	788.20	180	-45	2011
YAR_40	1160502	1108724	1945.22	423.00	180	-45	2011
YAR_41B	1160060	1107949	2101.52	502.00	0	-45	2011
YAR_42	1160258	1108207	2053.94	90.35	0	-45	2011
YAR_43	1160405	1108767	1923.96	664.10	180	-45	2011
YAR_44A	1160465	1108577	1972.01	518.30	0	-50	2011
YAR_13_01	1159837	1109078	1965.53	400.00	45	-60	2013
YAR_13_02	1159690	1108760	1963.75	350.00	290	-60	2013
YAR_13_03	1160360	1108380	2031.89	579.30	240	-60	2013
YAR_13_04	1159174	1109607	2189.59	501.00	20	-45	2013
YAR_13_05	1158975	1109314	2264.37	508.00	20	-45	2013
YAR_13_06	1158927	1109139	2279.14	367.00	300	-55	2013
YAR_13_07	1158788	1109562	2122.64	199.00	52	-60	2013

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Figure 10.1	Yarumalito Drill Plan

N
YAR_21
YAR_13_04
YAR_13_07
YAR_13_05
YAR_28A
YAR_13_06
YAR_13_01
YAR_18
1109000mN
YAR_39
YAR_35
YAR_38
YAR_13_02
YAR_37
YAR_44A
YAR_16
YAR_42
1108000mN
YAR_41B

GOLDMINING

Scale 1 : 9000 | Plot Date 29-May-2020 | Sheet 1 of 1

200 0 200m

YARUMALITO Gold-Copper Project

Drill Plan

YAR_21
YAR_13_04
YAR_13_07
1109500mN
YAR_13_05
YAR_28A
YAR_13_06
YAR_13_01
YAR_18
1109000mN
YAR_39
YAR_35
YAR_38
YAR_13_02
YAR_37
YAR_16
YAR_44A
1108500mN
YAR_42
1108000mN
YAR_41B
AuEq (g/t)
< 0.1
0.1 to 0.25
0.25 to 0.5
0.5 to 0.75
0.75 to 1
>= 1

GOLDMINING

Scale 1 : 9000 | Plot Date 29-May-2020 | Sheet 1 of 1

200 0 200m

YARUMALITO Copper-Gold Project

DDH PLAN VIEW

Note: Figure 10.1 can be enlarged for clarity.

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11	Sample Preparation, Analyses and Security

CMC collected soil, surface rock grab and channel, underground channel and drill samples on the Property. Sampling procedures, analytical procedures and security information pertaining to stream sediment, soil and surface rock samples collected in historic programs by Placer Dome, Corona International and B2Gold are not available. The following descriptions pertain to CMC sampling only.

Surface and Underground Rock Channel Samples

Surface and underground samples were collected by technicians using hammer and moil. The general sampling protocol consisted of cleaning the area to be sampled of loose soil, vegetation, debris, and surface oxidation, defining the channel line, and then collecting the sample in buckets or on drop cloths in order to retain all sample material including fines. The sample was bagged, tagged, and coordinates recorded (GPS or tape and compass), and geologic notes were recorded. Samples were gathered together and readied for transport to a central collection point. Channel sample lengths varied but were generally two meters or less.

Samples were shipped by common carrier to SGS Analytical Laboratories (SGS), sample preparation facilities in Barranquilla, Colombia.

Drill Core Samples

Core was boxed at the drill rig in closed metal boxes by the drill contractor under the supervision of a CMC geologist. Core box lids were secured with screws to prevent accidental spillage or removal of core sample material during transport and handling. The drill contractor transported the boxed core from the drill site to the CMC splitting and logging facility located close to the historical mine workings. Over the course of the various drill programs, CMC had storage facilities in both Caramanta and Valparaiso, but Valparaiso was the more important one and is currently the repository of all of the core as well as most of the rejects and pulps. At the core processing facility, the core was laid out and inspected, photographed, logged for geology, alteration, and mineralization. Sample intervals were marked for assaying with a “split” line for sawing to avoid sampling bias, and finally the marked core was cut with a diamond saw along the split line. One half of the core was bagged, tagged and sent for sample preparation and analysis at SGS or ALS laboratories. The remaining half of the sawn core was replaced in the core boxes, lids were reattached, and core boxes were stored in racks, initially on site and subsequently, in Valparaiso.

Sample Security

The chain of custody and security of drill core samples started at the drill rig with placement of the core into metal boxes with secured lids. These core boxes were in turn securely transported by the drill contractor to the core storage and logging station. During the drill programs the core processing facility was under the care of a watchman 24 hours per day. Samples were bagged by sample interval, packaged for shipment at the core facility, and transported by CMC personnel to Medellin for dispatch to the sample preparation facilities via air freight or courier service.

Sample Preparation and Analysis

Samples from the first five holes were shipped to SGS in Barranquilla for sample preparation, however the remaining holes were shipped to the SGS Colombia lab in Medellin for sample preparation with analysis by SGS Colombia or Peru. SGS Colombia or SGS Peru completed all drill core analyses except for drill holes Yar-35 to Yar-43, that were prepared by ALS Laboratories in Bogota, Colombia and shipped to ALS laboratories in Lima, Peru for analysis.

The SGS sample preparation protocol consisted of drying the sample, jaw crushing the entire sample to -2 mm (>70%), riffle splitting of 250 grams and pulverizing the split to better than 85% passing 75 microns. The pulp material was subsequently sent to the SGS del Peru S.A. analytical laboratory in Lima, Peru. Details of sample preparation for samples that were sent to ALS are not available.

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Samples sent to SGS (DDH YAR-01 through YAR-34 and YAR 1301 through YAR 1307) were processed according to their FAA 313 protocol: a 30-gram sample was analysed for gold by fire assay with an atomic absorption finish. Samples were analysed for a range of 39 other elements using the SGS protocol ICP 12B: two-acid or aqua regia digest, followed by an ICP-AES finish.

Samples sent to ALS (DDH YAR-35 through YAR-44A) were analysed according to their AA 24 protocol: a 30-gram or 50-gram sample using fire assay with an AAS finish. Samples were assayed for an additional 35 elements using the ME ICP 41 protocol: aqua regia digestion followed by ICP-AES finish.

Both SGS and ALS are ISO certified and are independent of CMS.

Quality Assurance/Quality Control (QA/QC)

Certified Reference Materials

QA/QC controls were not used for surface or underground geochemical samples. Ten standards (Certified Reference Materials (CRM)), all purchased from Ore Research and Exploration Pty Ltd., were used over the course of the drill programs and are listed in Table 11.1 together with their respective expected mean gold value and standard deviation. In total, data is available for 288 CRM analyses of which only five exceeded three standard deviations from the expected mean and appear to have no temporal bias. This is a failure rate of two percent and is well within industry norms.

Table 11.1	Yarumalito Standards

Standard	Expected Mean Au g/t	1 SD Au g/t	Number	> 3 SD
42	0.091	0.040	92	0
504	1.480	0.070	17	1
50Pb	0.841	0.398	40	4
52Pb	0.307	0.307	56	0
53Pb	0.623	0.173	45	0
54Pa	2.900	0.145	2	0
61d	4.760	0.143	20	0
61Pb	4.750	0.157	5	0
65a	0.520	0.017	3	0
H3	2.000	0.080	8	0

Blanks

Assay data are available for 373 blanks of which 17 values exceed 0.01 g/t Au and six exceed 0.02 g/t. If 0.01 g/t is taken as a reasonable lower detection limit, this is a failure rate of 5%. The failures are random and do not appear to indicate any systematic contamination bias although a comparison has not been made of the value of the sample immediately before the failed blanks to verify this. Figure 11.1 is a time-series plot of the blanks analysed by SGS.

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Figure 11.1	Yarumalito Blank Assays by SGS

Duplicates

Assay data are available for 258 duplicate pairs from drill core and all, or nearly all, drillholes are represented. The correlation coefficient between the primary and duplicate values for all samples is 0.99997. Although that high value suggests near-perfect correlation, there is some scatter that is both positive and negative. (Figure 11.2)

Figure 11.2	Yarumalito Drill Core Assay Duplicate Pairs Scatter Plot

The author is of the opinion that sample preparation, security, and analytical procedures are well within industry norms and the resultant assay data is of sufficient quality to be used for the resource estimate that is described in Section 14 of this report.

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12	Data Verification

The author verified the Yarumalito data in four ways:

1.

During the site visit, the collars of several drillholes were located and their coordinates checked against original values. Collar locations are marked by cement monuments with hole data inscribed on a metal plaque so that identification and location are unambiguous. (Figure 12.1)

Figure 12.1	Yarumalito Drill Collar Monument DDH YAR-11

2.	Laboratory certificates are available for all assays. A random check was made of database assay values versus lab certificate values for five (5) drillholes. No discrepancies were found.

3.

The author reviewed core for five drillholes and compared visual observations of lithologies and sample numbers against drill logs. Some lithological identifications are arguable, but sample identifications and locations are all as documented.

4.

The author collected half-core samples from two drillholes. The results are tabulated in Table 12.1. It should be noted that the sample from DDH YAR-01 was collected from the saprolite zone and the sample material is friable and unconsolidated. A third sample (GM-1) of rusty, hornfelsed metasediment was collected from a roadcut near the location of drillholes YAR-13 and 14, not to check any assay value previously obtained, but to determine whether there is any gold present in this prominent gossan.

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Table 12.1	Yarumalito Check Assays

Drillhole	Interval (m)	Original Sample	Au g/t	Check Sample	Au g/t
YAR-01	15.7 - 16.9	304213	1.80	YAR-01	0.99
YAR-06	136.6 - 137.4	2749	1.40	YAR-06	0.82
Grab	Outcrop	-	-	GM-1	0.92

As the assays in Table 12.1 show, the gold assay values of both check samples from drill core are lower than the original samples from the other half of these intervals. Given that the gold mineralization is associated with quartz veining, and is therefore irregular, this outcome is not surprising and the presence of gold in near-gram quantities is regarded as a sufficient confirmation of the original results. More interesting is the grab sample that was selected completely at random from a large pile of broken, rusty rock. The presence of near-gram quantities of gold at surface at this location suggests that further sampling in this area is warranted.

The author is of the opinion that the data are adequate for the purposes of the mineral resource estimate that is described in Section 14 of this report.

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13	Mineral Processing and Metallurgical Testing

Documentation for two metallurgical tests (2009 and 2013) was available for review. Tables of results of tests conducted between those dates are also available but there are no accompanying reports and their context is not known.

In 2009, McClelland Laboratories Inc. in Sparks, Nevada, conducted bottle roll cyanidation tests on three samples of core rejects from the Balastreras area that were received from CMC. The samples weighed approximately four kilograms each. Two of the samples (A006711 and A006713), are described as oxide and one (A006712), as sulphide. Gold recoveries from the two oxide samples were 90.0% and 80.6% after 96 hours; gold recovery from the sulphide sample was 50%. Cyanide consumption was described as “low to moderate” and gold recovery was inversely affected by copper content. Copper recovery ranged from 11.0% to 14.6%.

In 2013, McClelland Laboratories conducted column leach and bottle roll leach tests on oxide, mixed and sulphide samples from the Escuela Zone to determine metallurgical recoveries for gold, silver and copper at various crush sizes typical for heap leach processing. The samples were composited from drill core rejects that weighed 298 kilograms for sulphide mineralization, 160 kilograms for mixed mineralization and 151 kilograms for oxide samples. The composites were crushed into five sizes for sulphide, four sizes for the mixed and three for the oxide composite. The various crush sizes were then subjected to bottle roll leach tests (Table 13.1) and column leach tests (Table 13.2).

Table 13.1	Yarumalito 2013 Bottle Roll Tests on Escuela Core Composites at Varied Feed Sizes

			gAu/mt ore				gAu/mt ore			Reagent Requirements,
						Ag				kg/mt ore
Core Comp.	P80 Crush Size, mm	Rec., %	Extracted	Tail	Calc'd. Head	Rec., %	Extracted	Tail	Calc'd. Head	NaCn Cons.	Lime (Added)
Sulfide	25	22.6	0.1120	0.3833	0.4953	14.7	0.173	1.000	1.173	0.45	0.9
Sulfide	12.5	39.9	0.1666	0.2510	0.4176	17.4	0.210	1.000	1.210	0.44	1.2
Sulfide	9.5	39.1	0.1832	0.2857	0.4689	9.1	0.100	1.000	1.100	0.39	0.7
Sulfide	1.7	68.2	0.3225	0.1507	0.4732	28.9	0.406	1.000	1.406	1.43	2.7
Sulfide	75 μm	83.2	0.4279	0.0863	0.5142	54.9	0.608	0.500	1.108	0.53	1.2
Mixed	25	47.2	0.5100	0.5697	1.0797	21.3	0.631	2.333	2.964	0.98	1.7
Mixed	12.5	50.3	0.2708	0.2680	0.5388	36.6	0.577	1.000	1.577	0.55	3.2
Mixed	9.5	36.5	0.2026	0.3523	0.5549	33.0	0.493	1.000	1.493	0.45	1.4
Mixed	1.7	62.8	0.4480	0.2650	0.7130	42.3	0.734	1.000	1.734	0.98	2.6
Oxide	25	83.9	0.4368	0.0840	0.5208	80.8	2.098	0.500	2.598	1.14	7.5
Oxide	12.5	88.7	0.4850	0.0617	0.5467	71.9	2.135	0.833	2.968	1.27	7.9
Oxide	1.7	89.8	0.4487	0.0510	0.4997	74.4	1.936	0.667	2.603	1.35	7.6

Table 13.2	Yarumalito Column Leach Tests on Escuela Core Composites at Varied Crush Sizes

		Au	gAu/mt ore			Reagent Requirements,
Core	P80 Crush	Rec.,			Calc'd	kg/mt ore
Comp.	Size, mm	%	Extracted	Tail	Head	NaCN Cons.	Lime (Added)
Sulfide	12.5	20.4	0.080	0.313	0.393	0.94	7.5
Sulfide	9.5	17.5	0.065	0.306	0.371	0.94	7.5
Sulfide	1.7	63.0	0.272	0.160	0.432	1.49	7.5
Mixed	12.5	38.9	0.210	0.330	0.540	1.05	7.5
Mixed	1.7	80.6	0.966	0.232	1.198	2.04	7.5
Oxide	12.5	91.6	0.239	0.022	0.261	2.56	7.5

Bottle roll and column leach tests on Escuela core composites at various crush fractions (Tables 13.1 and 13.2 show that gold recoveries for the sulphide composite ranged from 17.5% to 83.2% and corresponding silver recoveries from 9.1 to 54.9%, with the coarsest fraction having the lowest recovery and the finest fraction having the highest.

Gold recoveries for the mixed composite ranged from 47.2 to 62.8% and silver recoveries from 21.3 to 42.3%, again, with the coarsest crush having the lowest recovery and the finest fraction having the highest recoveries.

Gold recoveries from the oxide composite ranged from 83.9 to 91.6% with corresponding silver recoveries from 80.8 to 74.4%. Interestingly, as the crush fraction size decreased, silver recoveries decreased slightly, but gold recoveries increased.

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Conclusions from the bottle roll and column leach tests indicate that sulphide and mixed mineralization represented by the composites are amenable to cyanidation at P801.7mm crush size with gold recoveries of 68.2% and 62.8%, respectively. The oxide composite was amenable to cyanide leaching at a crush size of P80 12.5mm (91.6% gold recovery). The report also noted that long commercial leach cycles may be required to achieve satisfactory levels of recovery and that consumption of cyanide was high but should be lower in commercial heap production. Cement added (7.5 kg/mt of mineralization) during agglomeration pre-treatment was enough for pH control during leaching.

The identity of the drillholes from which these samples were taken is not known so it is not possible to comment on their representativeness of the various styles of mineralization or of the deposit as a whole, but the sizes of the samples suggest that a significant effort was made to make them as representative as possible.

Table 13.3, for analyses of composite samples, shows that arsenic and antimony are anomalous but whether these same elements would be present in concentrate in significant quantity is unknown.

There are no known processing factors or, deleterious elements other than those discussed, that could have a significant impact on potential economic extraction.

Table 13.3	Yarumalito ICP minor and trace element results for Escuela Core Composite

Table 5. - ICP Metals Analysis Results, Yarumalito Core Composites
	Ore Zone Composite
Metal, mg/kg	Sulfide	Mixed	Oxide
Ag	0.85	1.26	2.35
Al	81,700	87,600	90,900
As	42.6	52.9	30.6
Ba	430	520	600
Be	0.92	0.88	1.37
Bi	0.31	0.41	0.47
Ca	32,600	28,700	7,000
Cd	0.58	6.65	0.42
Ce	25.4	24.2	39.1
Co	12.8	11.3	13.6
Cr	9	9	20
Cs	2.16	2.40	2.64
Cu	1,080	1,170	936
Fe	46,000	36,500	43,600
Ga	20.1	19.40	22.5
Ge	0.10	0.08	0.10
Hf	0.1	0.1	0.2
Hg	0.16	0.48	0.20
In	0.052	0.055	0.063
K	14,000	14,500	13,500
La	11.9	11.6	19.1
Li	24.9	42.2	30.5
Mg	11,600	8,700	9,300
Mn	440	389	284
Mo	58.6	52.7	13.30
Na	20,900	18,600	7,500
Nb	4.4	3.8	4.9
Ni	6.1	5.4	11.1
P	1,090	850	840
Pb	8.0	116.0	49.1
Rb	58.8	52.7	76.0
Re	0.064	0.059	0.002
S (Total)	10,300	8,600	200
Sb	24.8	104.0	20.2
Sc	15.3	12.9	15.8
Se	2	2	1
Sn	1.5	1.4	1.7
Sr	448	359	157.0
Ta	0.31	0.25	0.34
Te	0.05	<0.05	0.05
Th	2.0	1.4	3.4
Ti	3,810	3,540	3,780
Tl	0.47	0.51	0.61
U	0.6	0.4	0.9
V	142	124	148
W	3.2	3.3	17.0
Y	15.6	14.1	17.5
Zn	136	989	1,060
Zr	3.1	1.9	5.0

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14	Mineral Resource Estimates

14.1	Introduction

The Yarumalito dataset contains Excel-format files for drillhole collars (n=55), downhole surveys (n=1,447), gold and copper assays (n=12,529) and lithological descriptions (n=12,529). The 55 drillholes have an aggregate length of 18,544 meters. The majority (50) of the holes have been drilled in an area measuring approximately 2,000meters east-west by 500 to 1000 meters north-south and most were drilled at angles to the south or north. Drillhole spacing is irregular but the average distance between drillholes is approximately 170 meters. The five remaining holes were collared northwest (4) and south (1) of the main area of drilling. The drillhole locations are shown in plan in Figure 14.1.

Figure 14.1	Yarumalito Drillholes Plan View

Note: Figure can be enlarged for clarity.

14.2	Exploratory Data Analysis

Table 14.1 lists the descriptive statistics for the Yarumalito drill core assays. The assay file contains entries for 12,529 sample intervals but only 12,269 of the intervals have sample numbers. All the intervals that lack sample numbers have values of zero. The statistics in Table 14.1 pertain only to those sample intervals with sample numbers.

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Table 14.1	Yarumalito Drill Core Assay Descriptive Statistics

Yarumalito Drill Core Assays	Length (m)	AuEq (g/t)	Au Cap (g/t)	Au (g/t)	Cu (ppm)
Mean	1.46	0.30	0.23	0.24	468.90
Kurtosis	64.83	141.39	171.27	1005.45	212.95
Skewness	2.60	9.70	10.98	25.17	8.35
Minimum	0.20	0.00	0.00	0.00	0.00
Maximum	13.50	9.95	9.00	33.75	19,300.00
Count	12,269	12,269	12,269	12,269	12,269

14.3	Capping

In a sample population comprised of a large number of low grades and a few very high grades that are atypical of the sample population and exert an influence on sample statistics that is disproportionate to their number, capping of the anomalously high assay values is a common way of limiting their potential to overstate the grade of the resultant resource estimate. In this instance, the capping level was determined by plotting the assays on a cumulative log probability plot. If there were no outliers present, the plot would form a straight line; offsets in the trend of the line are indicative of potentially distinct sub-populations, in this case a sub-population of uncharacteristically high grades. Based on a break in the lognormal cumulative frequency curve, (Figure 14.2), gold values were capped at nine (9) grams/tonne. Twelve (12) samples were affected and the drop in aggregate gold assay values was 2.5% indicating that outlier gold values are relatively insignificant. Copper grades were not capped.

Figure 14.2	Yarumalito Capping Curve

14.4	Composites

Compositing of samples is done to overcome the influence of sample length on the contribution of sample grade (sample support). Assays were composited to a length of five (5) meters as only 24 samples had a greater length. Table 14.2 provides descriptive statistics of the Yarumalito composites. The compositing process generates continuous composites within the volume to be estimated. If unsampled intervals are present, they are incorporated into the composite population at zero grade. Despite the decrease in number of composites relative to the number of samples and the inclusion of zero-grade unsampled intervals, the gold and copper grades of the composites are only slightly reduced relative to the underlying assay values.

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Table 14.2	Yarumalito Composite Descriptive Statistics

Yarumalito All Composites (5m)	Length (m)	Au (g/t)	Au Capped (g/t)	AuEq (g/t)	Cu ppm
Mean	4.93	0.22	0.22	0.28	449.28
Standard Error	0.01	0.01	0.00	0.01	6.79
Median	5.00	0.14	0.14	0.20	361.20
Mode	5.00	0.10	0.10	0.01	0.00
Standard Deviation	0.53	0.36	0.28	0.31	414.41
Kurtosis	71.50	429.34	43.01	29.86	11.09
Skewness	-8.40	15.03	5.08	4.10	2.12
Range	5.00	12.59	4.02	4.11	5202.04
Minimum	0.00	0.00	0.00	0.00	0.00
Maximum	5.00	12.59	4.02	4.11	5202.04
Sum	18,373.60	826.21	809.76	1,047.93	1,673,586.09
Count	3,725	3,725	3,725	3,725	3,725

14.5	Bulk Density

In 2013, McLelland Laboratories Inc. of Sparks Nevada, made nine (9) density measurements of drill core samples that were submitted to them for metallurgical testing. The samples comprised oxide, mixed and sulphide mineralization and the measurements were done on three samples of each type. The average of the oxide measurements was 2.29 g/cm3, the mixed samples had an average density of 2.61 g/cm3, and the sulphide samples had an average of 2.7 g/cm3. For the resource estimate, a value of 2.3 g/cm3 was used for the oxide portion of the resource, and a value of 2.7 g/cm3 for the mixed and sulphide portion.

14.6	Geological Interpretation

Lithologies are described in the dataset for each sample interval and are divisible into 14 categories but most are not considered relevant to the resource estimate as for practical purposes, mineralization occurs in units mapped as intrusive and in the surrounding volcano-sedimentary package of rocks. Correlation of lithologies between drill holes on section and between sections proved difficult to model and therefore, grade shells and an oxide/sulphide surface were used to constrain the resource estimate.

Gradeshells with a cutoff grade of 0.2, 0.3 and 0.4 grams/tonne (g/t) gold were constructed. The 0.2 g/t gradeshell was adopted for resource estimation purposes as it was slightly more continuous than the 0.3 g/t gradeshell. The 0.4 g/t gradeshell was comprised of separate, discontinuous, volumes that do not represent a recognizable trend.

14.7	Measures of Spatial Continuity

Variograms were constructed for non-zero gold and copper assays but because the assays are widely spaced, the resulting variograms are not supported by many data pairs. Regardless, downhole variograms were constructed to determine nugget values. The nugget for gold values is 85%, or almost entirely random, which further reduces the value of variography for gold. The nugget for copper is 41% and variograms are well-behaved. However, because gold is the more important of the two minerals with respect to value, it was decided to use inverse distance squared (ID2) weighting to interpolate grades into the block model. ID2 relies on distance between samples to interpolate grades into blocks, whereas kriging uses variography and variance between sample pairs.

In the absence of meaningful variograms, a search ellipse was constructed with the parameters shown in Table 14.3. The search ellipse was oriented with a strike of 60° and a dip of 90°, directions approximately parallel to the long and intermediate dimensions of the 0.2 g/t gold gradeshell.

Table 14.3	Yarumalito Search Ellipse

Axis	Length (m)	Strike (°)	Dip (°)
E-W	250	60
Vertical	150		90
N-S	50

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14.8	Block Model

The Yarumalito block model was constructed with the parameters shown in Table 14.4. The origin represents the minimum x, y and z values.

Table .	Yarumalito Block Model Parameters

Origin	Block Size (m)		Number
1159400	5	Columns	300
1107900	50	Rows	47
1350	25	Levels	36
Rotation: 60 Degrees Clockwise

14.9	Interpolation Plan

Grades of gold and copper were interpolated into the block model in a single pass using ID2. For a grade to be interpolated into a block it was necessary that a minimum of two, and a maximum of four, composites be located within the volume of the search ellipse. A maximum of one composite was allowed per drillhole to ensure that each block was informed by a minimum of two drillholes.

14.10	Metal Equivalency Formula

In addition to the grades of gold and copper that were estimated for each block, a gold-equivalent value was also estimated to express the copper grade in terms of gold. The formula used for the equivalency is:

AuEq = ((Auppm*48.2)+(Cuppm*0.006))/48.2

where 41.8 equals US$/gram for gold based on a gold price of US$1,500/ounce and 0.006 equals US$/ppm for copper based on a copper price of US$2.70/pound. No allowance was made for metallurgical recoveries of copper and gold.

14.11	Reasonable Prospects of Eventual Economic Extraction

It is necessary to choose cutoff grades for the resource estimate that reasonably reflect the cost of extraction and processing and because the Yarumalito deposit outcrops, it is also necessary to divide the resource into pit-constrained and underground portions. For this exercise, only a pit-constrained resource was estimated because the overall grades are low, and given the current amount of drilling, it is improbable that an economic underground resource would exist beneath the pit. Parameters for the conceptual pit are set out in Table 14.5. Mining and processing costs are approximations of costs supplied by GMI for their Whistler and La Mina Properties. G&A costs have been included in the processing cost.

Table 14.5	Yarumalito Conceptual Pit Parameters

Item	Unit	US$
Gold Price	$/Ounce	1,500.00
Copper Price	$/Pound	2.70
Mining Cost	$/Tonne	8.00
Processing Cost	$/Tonne	2.00
Density	g/cm³	2.6
Pit Slope	°	45

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14.12	Mineral Resource Classification

Resources are classified as Inferred because current drilling is relatively wide spaced. Additional infill drilling and metallurgical studies would be required to confirm grade continuity and gold recoveries, respectively, to upgrade the existing resource to an indicated or measured category.

14.13	Mineral Resource Tabulation

The pit-constrained Yarumalito resource is tabulated at a range of AuEq cut-off grades in Table 14.6. The resource is divided into Oxide and Primary portions together with a combined total pit-constrained resource. The tonnes of total resource are the combined tonnes of oxide and primary resource.

A cut-off grade of 0.5 g/t AuEq was chosen as the Base Case and is highlighted in grey in the table. Gold grades have been rounded to the nearest 0.1 gram/tonne, copper grades to the nearest 10 ppm and tonnes and gold ounces to the nearest thousand.

Table 14.6	Yarumalito Pit-Constrained Inferred Mineral Resource Estimate

Yarumalito Pit-Constrained Inferred Resource - Total
CutOff AuEq g/t	Tonnes	Grade			Contained Metal
		AuEq g/t	Au Cap g/t	Cu %	Ounces Au	Ounces AuEq	Pounds Cu
1.00	6,133,000	1.39	1.25	0.10	247,000	275,000	13,199,000
0.80	12,444,000	1.14	1.00	0.10	399,000	455,000	26,620,000
0.60	36,813,000	0.83	0.70	0.09	829,000	986,000	74,420,000
0.50	66,271,000	0.70	0.58	0.09	1,230,000	1,502,000	129,262,000
0.40	121,687,000	0.59	0.47	0.08	1,844,000	2,296,000	216,066,000
0.20	344,358,000	0.40	0.31	0.06	3,386,000	4,369,000	473,838,000

Yarumalito Pit-Constrained Inferred Resource - Oxide
CutOff AuEq g/t	Tonnes	Grade			Contained Metal
		AuEq g/t	Au Cap g/t	Cu %	Ounces Au	Ounces AuEq	Pounds Cu
1.00	536,000	1.25	1.12	0.09	19,000	22,000	1,053,000
0.80	1,074,000	1.06	0.93	0.09	32,000	37,000	2,097,000
0.60	4,913,000	0.76	0.63	0.09	100,000	120,000	9,710,000
0.50	9,057,000	0.66	0.54	0.09	156,000	192,000	17,283,000
0.40	16,194,000	0.57	0.45	0.08	235,000	295,000	28,512,000
0.20	35,235,000	0.42	0.33	0.07	369,000	476,000	51,434,000

Yarumalito Pit Constrained Inferred Resource - Sulphide
CutOff AuEq g/t	Tonnes	Grade			Contained Metal
		AuEq g/t	Au Cap g/t	Cu %	Ounces Au	Ounces AuEq	Pounds Cu
1.00	5,597,000	1.41	1.27	0.10	228,000	254,000	12,145,000
0.80	11,370,000	1.14	1.00	0.10	367,000	418,000	24,523,000
0.60	31,900,000	0.84	0.71	0.09	731,000	866,000	64,710,000
0.50	57,214,000	0.71	0.59	0.09	1,074,000	1,310,000	111,979,000
0.40	105,494,000	0.59	0.47	0.08	1,610,000	2,001,000	187,554,000
0.20	309,122,000	0.39	0.30	0.06	3,013,000	3,893,000	422,404,000

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of mineral resources will be converted to mineral reserves. Inferred Mineral Resources are based on limited drilling which suggests the greatest uncertainty for a resource estimate and that geological continuity is only implied. Additional drilling will be required to verify geological and mineralization continuity. Quantity and grades are estimates and are rounded to reflect the fact that the resource estimate is an approximation.

Figures 14.3, 14.4 and 14.5 show the block model in plan, cross section and long section respectively.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the mineral resource estimate.

Yarumalito Gold-Copper Property
GoldMining Inc.

Figure 14.3	Yarumalito Block Model Plan View

Figure 14.4	Yarumalito Block Model Cross Section Looking Northwest

Yarumalito Gold-Copper Property
GoldMining Inc.

Figure 14.5	Yarumalito Block Model Vertical Long Section Looking Northwest

14.14	Block Model Validation

The block model was validated in three ways: 1) by visual comparison of block values with the underlying composite values, 2) by generating descriptive statistics of the block gold and copper values for comparison with corresponding assay and composite values, and 3) by swath plots. Swath plots in Figure 14.6. and 14.7 show the comparison between composite and modelled gold grades for averaged east-west and north-west transects through the deposit. Table 14.7 shows the block model descriptive statistics for gold relative to the raw assays and composites.

Yarumalito Gold-Copper Property
GoldMining Inc.

Figure 14.6	Yarumalito Swath Plot East – West

Figure 14.7     Yarumalito Swath Plot North - South

Yarumalito Gold-Copper Property
GoldMining Inc.

Table 14.7	Yarumalito Comparative Statistics Assays, Composites and Block Model for Au g/t

Yarumalito Drillcore All Assays	Au (g/t)	Au Capped (g/t)	AuEq (g/t)	Cu (ppm)
Mean	0.24	0.23	0.30	459
Standard Deviation	0.63	0.47	0.50	536
Kurtosis	1021.51	173.59	142.75	211
Skewness	25.35	11.03	9.72	8
Minimum	0.00	0.00	0.00	0
Maximum	33.75	9.00	9.95	19300
Count	12,529	12,529	12,529	12,529

Yarumalito All Composites (5m)	Au (g/t)	Au Capped (g/t)	AuEq (g/t)	Cu ppm
Mean	0.22	0.22	0.28	449
Standard Deviation	0.36	0.28	0.31	414
Kurtosis	429.34	43.01	29.86	11
Skewness	15.03	5.08	4.10	2
Minimum	0.00	0.00	0.00	0
Maximum	12.59	4.02	4.11	5202
Count	3,725	3,725	3,725	3,725

Yarumalito BM_Global	Au (g/t)	Au Capped (g/t)	AuEq (g/t)	Cu ppm
Mean	0.19	0.19	0.25	389
Standard Deviation	0.21	0.19	0.22	331
Kurtosis	83.93	27.66	16.66	3
Skewness	5.98	3.48	2.58	1
Minimum	0.00	0.00	0.00	0
Maximum	6.25	3.73	3.82	3495
Count	44,566	44,566	44,566	44,566

14.15	Comparison With Previous Estimates

No previous mineral resource estimates have been prepared for the Property.

Yarumalito Gold-Copper Property
GoldMining Inc.

15	Mineral Reserve Estimates

Not applicable.

Yarumalito Gold-Copper Property
GoldMining Inc.

16	Mining Methods

Not applicable.

Yarumalito Gold-Copper Property
GoldMining Inc.

17	Recovery Methods

Not applicable.

Yarumalito Gold-Copper Property
GoldMining Inc.

18	Project Infrastructure

Not applicable.

Yarumalito Gold-Copper Property
GoldMining Inc.

19	Market Studies and Contracts

Not applicable.

Yarumalito Gold-Copper Property
GoldMining Inc.

20	Environmental Studies, Permitting and Social or Community Impact

Not applicable.

Yarumalito Gold-Copper Property
GoldMining Inc.

21	Capital and Operating Costs

Not applicable.

Yarumalito Gold-Copper Property
GoldMining Inc.

22	Economic Analysis

Not applicable.

Yarumalito Gold-Copper Property
GoldMining Inc.

23	Adjacent Properties

There are no adjacent properties for which a description would enhance the understanding of the Yarumalito Property.

Yarumalito Gold-Copper Property
GoldMining Inc.

24	Other Relevant Data and Information

There is no additional information or explanation necessary to make this Technical Report understandable and not misleading.

Yarumalito Gold-Copper Property
GoldMining Inc.

25	Interpretation and Conclusions

The Property contains gold-copper porphyry and precious metal-rich base metal epithermal mineralization that was the focus of drill programs from 2006 to 2013 and small-scale underground production from 1988 to 2002. Porphyry mineralization is related to pervasive potassic alteration and stockworks of quartz-magnetite-biotite-sulphide. Sulphides include pyrite and chalcopyrite with minor bornite.

Epithermal gold mineralization is associated with quartz-pyrite-galena-sphalerite-stibnite veins that have a strong structural control. The veins vary from less than one meter to several meters in thickness and have envelopes of argillic-phyllic altered wall rock. Alteration is strong adjacent to the veins and diminishes with distance from them. The vein structures are commonly reactivated and commonly contain sulphide gouge and breccia fragments of the vein material. Epithermal vein mineralization appears to overprint the porphyry mineralization.

Exploration programs have outlined several geophysical and geochemical anomalies within the Property and diamond drilling (18,540m in 55 holes) has focused primarily on an area of mineralization (Balastrearas-Escuela) that has approximate surface dimensions of 2,000 by 500-1,000 meters. Drilling has intersected mineralization from surface to a depth of 550 m below surface, however most drilling is to a depth of 300 to 400 meters below surface. Mineralization appears to remain open along strike, laterally and to depth.

Drill programs have focused on near-surface porphyry mineralization at Escuela and Balastreras. Additional drilling is required to determine the geometry and grade continuity of the epithermal vein mineralization exposed in underground workings and some drill holes. Drilling to date at Escuela and Balastreras has intersected potassic alteration with associated quartz-magnetite-biotite-sulphide stockworks.

A mineral resource has been estimated for the Property on the basis of assays from 50 core holes. As the mineralization in part extends to surface, the resource has been constrained by a conceptual pit shell. The conceptual pits hell was constructed using an assumed pit slope of 45 degrees, mining costs of US$2.00/tonne, processing costs of US$8.00/tonne, a gold price of US$1,500/ounce and a copper price of US$2.70/pound.

The pit-constrained resource is presented in Table 25.1 at a range of gold-equivalent cutoff grades. The gold equivalency is based on a gold price of US$1,500/ounce and a copper price of US$2.70/pound. Gold grades have been rounded to the nearest 0.1 gram/tonne, copper grades to the nearest 0.01% and tonnes and gold ounces to the nearest thousand. The base case is taken as the resource at a gold-equivalent cutoff of 0.5 g/t and is highlighted in grey.

Yarumalito Gold-Copper Property
GoldMining Inc.

Table 25.1	Yarumalito Mineral Resource Estimate

Yarumalito Pit-Constrained Inferred Resource - Total
CutOff AuEq g/t	Tonnes	Grade			Contained Metal
		AuEq g/t	Au Cap g/t	Cu %	Ounces Au	Ounces AuEq	Pounds Cu
1.00	6,133,000	1.39	1.25	0.10	247,000	275,000	13,199,000
0.80	12,444,000	1.14	1.00	0.10	399,000	455,000	26,620,000
0.60	36,813,000	0.83	0.70	0.09	829,000	986,000	74,420,000
0.50	66,271,000	0.70	0.58	0.09	1,230,000	1,502,000	129,262,000
0.40	121,687,000	0.59	0.47	0.08	1,844,000	2,296,000	216,066,000
0.20	344,358,000	0.40	0.31	0.06	3,386,000	4,369,000	473,838,000

Yarumalito Pit-Constrained Inferred Resource - Oxide
CutOff AuEq g/t	Tonnes	Grade			Contained Metal
		AuEq g/t	Au Cap g/t	Cu %	Ounces Au	Ounces AuEq	Pounds Cu
1.00	536,000	1.25	1.12	0.09	19,000	22,000	1,053,000
0.80	1,074,000	1.06	0.93	0.09	32,000	37,000	2,097,000
0.60	4,913,000	0.76	0.63	0.09	100,000	120,000	9,710,000
0.50	9,057,000	0.66	0.54	0.09	156,000	192,000	17,283,000
0.40	16,194,000	0.57	0.45	0.08	235,000	295,000	28,512,000
0.20	35,235,000	0.42	0.33	0.07	369,000	476,000	51,434,000

Yarumalito Pit Constrained Inferred Resource - Sulphide
CutOff AuEq g/t	Tonnes	Grade			Contained Metal
		AuEq g/t	Au Cap g/t	Cu %	Ounces Au	Ounces AuEq	Pounds Cu
1.00	5,597,000	1.41	1.27	0.10	228,000	254,000	12,145,000
0.80	11,370,000	1.14	1.00	0.10	367,000	418,000	24,523,000
0.60	31,900,000	0.84	0.71	0.09	731,000	866,000	64,710,000
0.50	57,214,000	0.71	0.59	0.09	1,074,000	1,310,000	111,979,000
0.40	105,494,000	0.59	0.47	0.08	1,610,000	2,001,000	187,554,000
0.20	309,122,000	0.39	0.30	0.06	3,013,000	3,893,000	422,404,000

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of mineral resources will be converted to mineral reserves. Inferred Mineral Resources are based on limited drilling which suggests the greatest uncertainty for a resource estimate and that geological continuity is only implied. Additional drilling will be required to verify geological and mineralization continuity. Quantity and grades are estimates and are rounded to reflect the fact that the resource estimate is an approximation.

There are no known risks that might affect the reliability or confidence in the exploration information or mineral resource estimate. Drill hole locations are permanently marked with cement monuments and metal plaques that include details regarding the identification and orientation of the hole. The holes were sampled in their entirety and drill core has all been preserved as have the coarse rejects and pulps. All holes are fully documented including a complete set of assay certificates except for one (YAR-42), which is missing the lithological log. Drill core samples and their associated quality control samples (standard reference material, blank and duplicate samples) were analysed by internationally certified assay labs.

The limits of the mineralization have not been established by drilling to date, either laterally or to depth. Therefore, it is reasonable to conclude that more drilling may expand the currently defined resource. Most of the holes drilled to date were oriented to the northwest or southeast to intersect the overall trend of the gold-copper porphyry mineralization as outlined by soil geochemistry and geophysical surveys. More detailed drilling is required to better define the geometry and grade continuity of northwest-southeast and east-northeast trending high-grade epithermal veins that are exposed in the underground workings and intersected in several drill holes.

Yarumalito Gold-Copper Property
GoldMining Inc.

26	Recommendations

GMI is reviewing the existing extensive exploration database to direct future exploration and drill programs. This work will look to delineate the higher grade potassic core of the gold-copper porphyry system as well as determine the geometry and grade continuity of the high-grade precious and base metal-rich epithermal mineralization. The author of this report recommends that future drill programs to include both step-out and infill drilling to expand and upgrade the current inferred resource. Additionally, the author of this report recommends the Company should look to complete additional density measurements and metallurgical testwork for the various styles of mineralization and weathering before the completion of the next resource update.

Yarumalito Gold-Copper Property
GoldMining Inc.

27	References

Gordillo, Claudia, May 29, 2009

Yarumalito Project 2009 Geological and Geochemical Report

B2Gold (Colombia) Ltd.

Hughes, Richard and Pilatsig, Luis, September 2000

Cretaceous and Tertiary terrane accretion in the Cordillera Occidental of the Andes of Ecuador

Tectonophysics 345 (2002) pp 29 – 48

Leal-Mejia, Hildebrano; Bissig, Thomas; Hart, Craig; Shaw, Robert

The Late Miocene Middle Cauca Gold-Copper Porphyry Belt Colombia: Time-Space Distribution of Magmatism and Controls on Mineralization

Madrid, Alfonso; Blissig, Thomas; Hart, Craig; Figueroa, Luis, 2017

Late Pliocene High-Sulfidation Epithermal Gold Mineralization at the La Bodega and La Mascota Deposits, Northeastern Cordillera of Colombia

Economic Geology Volume 112, pp 347 – 374

McLelland Laboratories Inc., October 5, 2009

Report on Bottle-Roll Cyanide Tests, Cuttings Samples A006711, 712 & 713 (Draft Report)

For Colombia Mines Corp.

McLelland Laboratories Inc, July 4, 2013

Report on Preliminary Heap Leach Amenability Evaluation, Yarumalito Sulphide, Mixed and Oxide Core Composites

For Colombia Mines Corp.

Mining Associates Pty Ltd, October 24, 2011

Mineral Resource Estimate of the Buritica Gold Property, Colombia

For Continental Gold Ltd.

MPX Geophysics Limited, April 2011

Helicopter-Borne Geophysical Survey Yarumalito Project

Colombia Mines Corp.

Panteleyev, A. (1995): Porphyry Cu-Au: Alkalic, in Selected British Columbia Mineral Deposit

Profiles, Volume 1 - Metallics and Coal, Lefebure, D.V. and Ray, G.E., Editors, British

Columbia Ministry of Employment and Investment, Open File 1995-20, pages 83-86.

Panteleyev, A. (1996): Epithermal Au-Ag-Cu: High Sulphidation, in Selected British

Columbia Mineral Deposit Profiles, Volume 2 - Metallic Deposits, Lefebure, D.V. and Hoy,

Höy, T., Editors, British Columbia Ministry of Employment and Investment, Open File 1996-13, pages 37-39.

Thompson, Richard, November 30, 2006

Yarumalito Project Technical Report

Colombia Mines Corp.

Yarumalito Gold-Copper Property
GoldMining Inc.

28	Date and Signature Page

Herewith, our report entitled "Technical Report: Yarumalito Gold-Copper Property" with an effective date of April 1, 2020 was prepared on behalf of GoldMining Inc. by Greg Z. Mosher of Global Mineral Resource Services.

_______________________________

Gregory Z. Mosher, P.Geo, M.Sc. Applied             Dated June 15, 2020

Yarumalito Gold-Copper Property
GoldMining Inc.

29	Certificate of Qualified Person

I, Gregory Z. Mosher, P. Geo., of North Vancouver, British Columbia, as author of this Technical Report titled “Technical Report: Yarmalito Gold-Copper Property” dated April 01, 2020 (the “Technical Report”), do hereby certify that:

●	I am a Principal Geologist with Global Mineral Resource Services with a business address at #603 – 131 East Third Street, North Vancouver, B.C., Canada V7L 0E3.

●

I am a graduate of Dalhousie University (B.Sc. Hons., 1970) and McGill University (M.Sc. Applied, 1973). I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia, License #19267. My relevant experience with respect to gold deposits includes over 30 years of exploration and evaluation of such deposits. In addition, I have been performing resource estimates of gold deposits since 2005. I am a “Qualified Person” for the purposes of National Instrument 43-101 (the “Instrument”).

●	I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia, License #19267.

●	I have been continuously practicing my profession as a geologist since 1973.

●

I have read the NI 43-101 “Standards of Disclosure for Mineral Projects” and Form 43-101F1, and that this Technical Report has in part been prepared by me, in compliance with the foregoing Instrument and Form.

●	I am independent of the issuer applying as defined in Section 1.5 of National Instrument 43-101.

●	I have conducted a site visit of the Property on November 14 and 15, 2019 for a period of one day.

●	I am responsible for all sections of this Technical Report.

●

As of the effective date of this Technical Report, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 15thday of June 2020 at Vancouver, British Columbia.

Gregory Z. Mosher, P.Geo.